Filed by: LivePerson, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LivePerson, Inc.
Commission File No. 001-41926
Date: July 8, 2026

FROM: Global Communications
TO: LP-Global
DATE: July 8, 2026
SUBJECT: SoundHound Acquisition Close Process Update

As we continue to progress through the close process of SoundHound’s acquisition of LivePerson, several important milestones have already been completed and additional steps are now underway. Below is a high-level overview of where things stand today and what employees can expect as the process moves forward.

What's Done

✅ Key regulatory filings have been submitted.
✅ Key regulatory review processes are underway.
✅ Planning for the LivePerson shareholder meeting and vote has been launched.

What's Ahead

▶️Preparing to distribute official shareholder voting and education materials.
▶️Preparing to open the shareholder voting period.
▶️Holding the shareholder meeting and shareholder vote.
▶️Completing remaining regulatory approvals and closing activities.

Ongoing

🔄 Functional leaders and key teams from both organizations are participating in post-closing strategic planning to support speed to success as one company following closing.

🔄 We will continue to provide updates as the process progresses. Until then, our focus remains on serving customers and supporting one another as we move through this next phase.

The employee question submission form remains open and monitored for questions related to SoundHound’s proposed acquisition of LivePerson. As a reminder, there are certain questions that are not yet known and may not be confirmed until after the deal closes.

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Forward Looking Statements

This document contains "forward looking statements" within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Further information on factors that could affect the forward looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI and/or have filed, or that will be filed, with the U.S. Securities and Exchange Commission, including as will be set forth in the registration statement to be filed with the U.S. Securities and Exchange Commission in connection with the proposed acquisition and the Proxy Statement/Prospectus contained therein.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a draft registration statement on Form S-4 (the “Form S-4”) that includes a preliminary proxy statement of LivePerson and that, once final, will also constitute a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, LivePerson. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the definitive proxy statement/prospectus or any other document that SoundHound AI or LivePerson may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY

STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.